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                                                                    EXHIBIT 99.2

                              [HOLLINGER INC. LOGO]

                          HOLLINGER INTERNATIONAL INC.
                                 HOLLINGER INC.

                     HOLLINGER INTERNATIONAL INC. ANNOUNCES
                    PRIVATE PLACEMENT OF PARTICIPATION NOTES

          NEW YORK, NY -- August 24, 2001 -- Hollinger International Inc. (NYSE:HLR) announced today that it has sold a participation interest in the 12 1/8% Fixed Rate Subordinated Debentures due 2010 (the "Underlying Debentures") issued by 3815668 Canada Inc. ("3815668") held by Hollinger to Hollinger Participation Trust which, in turn, has issued on a private placement basis pursuant to Rule 144A US$350 million of 12 1/8% Senior Notes due 2010 (the "Hollinger Participation Notes"). 3815668 is an intermediate holding company that owns CanWest Media Inc. and is owned by CanWest Global Communications Corp. Hollinger Participation Trust is a Delaware business trust formed for the purpose of issuing the Hollinger Participation Notes and holding a participation interest in the Underlying Debentures. The Hollinger Participation Trust has been formed by Hollinger and is not affiliated with or related to the CanWest group. The net proceeds of the sale of the participation interest will be used by Hollinger to repay certain of its indebtedness and for general corporate purposes.

          The Hollinger Participation Notes will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

FOR MORE INFORMATION CONTACT:

PAUL B. HEALY                                   J. A. BOULTBEE
Vice-President, Corporate Development and       Executive Vice-President and
Investor Relations                              Chief Financial Officer
Hollinger International Inc.                    Hollinger Inc.
Tel:  (212) 586-5666                            Tel:  (416) 363-8721


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